February 22, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Edward P. Bartz, Senior Counsel

Re:	Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.
Registration Statement on Form N-2, Nos. 333-222070 and 811-23318

Ladies and Gentlemen:

On behalf of Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. (the “Fund”) (f/k/a “Tortoise Tax-Advantaged Essential Assets Interval Fund, Inc.”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2017, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by email from the staff of the Commission (the “Staff”) on January 12, 2018 relating to the Registration Statement. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in the Amendment No. 1.

PROSPECTUS

Cover Page

Investment Strategies

1. The second paragraph of this section states that the Fund will invest primarily in securities “related to essential assets and services.” Since the name of the Fund includes the terms “tax-advantaged” and “essential assets,” please precisely define these terms. Also, revise this section to provide a policy to invest at least 80% of the Fund’s assets in tax-advantaged securities issued for essential assets. See Rule 35d-1(a)(2)(i) under the Investment Company Act.

The Fund has amended its name to Tortoise Tax-Advantaged Social Infrastructure Fund, Inc. As a result, and in response to the Staff’s comment, the Fund has revised the Registration Statement to include a definition for “tax-advantaged” and “social infrastructure sector.” Relatedly, the Fund has provided for an 80% policy with respect to Municipal-Related Securities and embedded “social infrastructure sector” in the definition of “Municipal-Related Securities.”

In addition, the Fund respectfully submits it does not believe an 80% policy with respect to “tax-advantaged” is required. The Fund’s use of the term “tax-advantaged” is not intended to denote specific criteria for individual security selection, but rather as a description of the construction of the Fund’s entire portfolio. “Tax-advantaged” implies that stockholders will be paying less tax on the entirety of the portfolio and does not suggest that individual securities will be tax-advantaged.

Moreover, the Fund further submits that the term “tax-advantaged” is not implicated by Rule 35d-1(a)(2)(i) under the Investment Company Act. In Final Rule: Investment Company Names, Release No. IC-24828; File No. S7-11-97 (the “Adopting Release”), the Commission specifically addressed tax-exempt funds, as opposed to tax-advantaged funds, stating that such tax-exempt funds must have an 80% investment requirement as a fundamental policy in line with the fund name. In doing so, however, the Commission specifically stated that it “believes that the 80% investment requirement should continue to be a fundamental policy for a tax-exempt investment company because of the critical importance of the tax-exempt status to its investors.” Id. (emphasis added). Accordingly, we believe this rule should be read narrowly, and that the Commission did not intend to address tax-advantaged funds, which are, in our view, more comparable to “global” funds. In the Adopting Release, the Commission drew a distinction between the terms “global,” which suggests diversification throughout the world, as compared to “foreign,” which indicates particular investments tied economically to countries outside of the United States. Because the term “foreign” has such a particular connotation, the Commission stated its use subjects an investment company that uses the term to the 80% requirement, whereas investment companies that use the term “global” are not subject to the 80% requirement. In this respect, the term “tax-advantaged” is more comparable to “global,” as it describes the intention for the portfolio as a whole to be tax-advantaged when compared to other portfolios, rather than describing the particular investments.

2. Please disclose in this section that, as disclosed in the last paragraph on page 2 of the prospectus, the Fund may invest in debt securities of any maturity and credit quality, but expects to primarily invest in high-yield or “junk” bonds.

In response to the Staff’s comment, the Fund has revised this section to include disclosure that the Fund may invest in debt securities of any maturity and credit quality, but expects to primarily invest in high-yield Municipal-Related Securities, also commonly referred to as “junk” bonds.

Prospectus Summary — Investment Strategies (Page 1)

3. This section states that the Fund will pursue investment opportunities expected to be primarily comprised of “direct and non-direct origination” Municipal-Related Securities. Please provide a definition for “non-direct origination” Municipal-Related Securities in this section.

In response to the Staff’s comment, the Fund respectfully submits non-direct origination refers to the Fund’s purchases of Municipal-Related Securities in the secondary market. The Fund has revised the Registration Statement to remove the term “non-direct origination” and has disclosed that the Fund may purchase Municipal-Related Securities in the secondary market.

4. This section also states that the Fund may use various derivative instruments. Please explain to us how the Fund’s derivative investments will be valued for purposes of the Fund’s policy to invest at least 80% of its assets in tax-advantaged securities issued for essential assets, and confirm to us that the notional value of these investments will not be used for purposes of this 80% policy.

In response to the Staff’s comment, the Fund submits that it does not intend to use any derivative instruments for investment purposes. The Fund respectfully refers the Staff to page 3 of the Registration Statement, which states “The Fund may, directly or indirectly, use various derivative instruments including, but not limited to, options contracts, futures contracts, forward contracts, options on futures contracts, indexed securities, credit default swaps, interest rate swaps and other swap agreements primarily for hedging and risk management purposes.” However, to the extent the Fund were to use derivative instruments for investment purposes, it would do so on a mark-to-market basis and confirms that the notional value of these instruments will not be used for purposes of the 80% policy.

Prospectus Summary — Leverage (Page 3)

5. This section states that the Fund may, in the future, issue preferred stock. Please confirm to us that the Fund does not intend to issue preferred stock during the first 12 months following effectiveness of this registration statement. Please also disclose in this section that all fees and expenses incurred in connection with borrowing money or issuing and servicing debt securities and preferred stock will be indirectly borne by the Fund’s common shareholders.

In response to the Staff’s comment, the Fund respectfully submits that it may utilize leverage during the first 12 months following effectiveness of the Registration Statement and has revised the Registration Statement accordingly. In addition, the Fund has added the following disclosure to the “Leverage” subsection of the Prospectus Summary:

“All fees and expenses incurred in connection with borrowing money or issuing and servicing debt securities and preferred stock will be indirectly borne by the Fund’s Common Shareholders.”

Prospectus Summary — Distributions (Page 3)

6. Please disclose in this section that, as stated in the “Distributions” section on page 32 of the prospectus, the Fund’s distributions may include a return of capital. Please also disclose in this section that a return of capital is a return to investors of a portion of their original investment in the Fund, and briefly describe the tax implications for shareholders of a return of capital distribution.

In response to the Staff’s comment, the Fund has added the following disclosure to the “Distributions” section:

“A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a Common Shareholder as a return of capital which is applied against and reduces the Common Shareholder’s basis in his or her Common Shares. To the extent that the amount of any such distribution exceeds the Common Shareholder’s basis in his or her shares, the excess will be treated by the Common Shareholder as gain from a sale or exchange of the Common Shares.”

Prospectus Summary — Adviser (Page 4)

7. This section describes the fee paid to the Fund’s Adviser, which is based on the Fund’s total assets. Please explain to us how the Fund’s derivative investments will be valued for purposes of calculating the Adviser’s fee, and confirm to us that the notional value of the Fund’s derivative investments is not used for this purpose.

In response to the Staff’s comment, the Fund will value its assets, including derivatives, as described in “Determination of Net Asset Value” for purposes of calculating the Adviser’s fee. In addition, the Fund confirms that the notional value of the Fund’s derivative investments will not be used in the calculation of total assets in relation to the Adviser’s fee.

Prospectus Summary — Risks (Page 6)

8. This section describes 31 risks that may adversely impact the Fund. In order to provide more meaningful disclosure for investors, please revise this section of the prospectus so that it only describes the Fund’s principal investment risks, and provide non-principal risk disclosure elsewhere in the prospectus. Additionally, since the Fund will invest primarily in junk bonds, please enhance the Fund’s disclosures regarding junk bond risk and interest rate risk, and make them more prominent.

In response to the Staff’s comment, the Fund has revised the “Prospectus Summary” section to only describe the Fund’s principal investment risks.

Summary of Fund Expenses (Page 19)

9. Footnote (5) to the fee table states that the Fund and the Adviser have entered into an Expense Limitation and Reimbursement Agreement. Please confirm to us that this agreement will remain in place for at least one year from the effective date of the registration statement, and file a copy of the agreement as an exhibit to the registration statement.

In response to the Staff’s comment, the Fund confirms that the Expense Limitation and Reimbursement Agreement will remain in place for at least one year from the effective date of the Registration Statement and the Fund will file a copy of the agreement as an exhibit to the Registration Statement once finalized.

10. The paragraph following the example states that “[t]he example and the expenses in the tables . . . should not be considered a representation of our future expenses.” (Emphasis added.) Please delete “and the expenses in the tables” from this disclosure. See Instruction 11.d to Item 3 of Form N-2.

In response to the Staff’s comment, the Fund has deleted “and the expenses in the tables” from the disclosure.

Use of Proceeds (Page 21)

11. This section states that the Fund expects to use the net proceeds from the offering in accordance with its investment objective within a “three- to six-month timeframe.” Please disclose the reasons for this expected delay. See Guide 1 to Form N-2.

In response to the Staff’s comment, the Fund submits that it will invest the net proceeds from the offering in accordance with its investment objective within a three- to six-month timeframe. Unlike with a traditional closed-end fund, the Fund will not conduct an initial public offering that will result in a one-time receipt of substantial proceeds following a single offering. Instead, similar to an open-end fund, the Fund will conduct a continuous offering and will therefore continuously receive flows that will be invested on an ongoing basis as investment opportunities arise and are subsequently evaluated.

Management of the Fund — Municipal Investment Committee (the “MIC”) (Page 45)

12. This section, along with the section captioned “Investment Team” which immediately follows this section, provides information regarding the six members of the MIC and Investment Team. Please disclose clearly which of the group of individuals listed in these two sections is primarily or jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Instruction to Item 9.1.c. of Form N-2.

In response to the Staff’s comment, the Fund has revised the disclosure to clearly state which of the group of individuals listed in these two sections is primarily or jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Automatic Distribution Reinvestment Plan (Page 58)

13. The fifth paragraph in this section states that “the Fund reserves the right to amend the Plan to include a service charge payable by the participants.” Please explain to us how shareholders will be notified of any future service charge.

In response to the Staff’s comment, the Fund confirms that shareholders would be sent a notification of any Plan changes. Direct shareholders would be notified by U.S. Bancorp Fund Services, the Fund’s administrator, and shareholders who hold their shares through omnibus accounts would be notified by Broadridge Financial Solutions, Inc.

Certain Provisions in Our Charter and Bylaws — Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws (Page 61)

14. This section discusses various aspects of the Fund’s Charter and Bylaws, and Maryland General Corporation Law. The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the “MCSAA”), its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC Staff No-Action Letter (Nov. 15, 2010). Since the Fund is a Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

In response to the Staff’s comment, the Fund has revised the disclosure to clearly state that the Fund has not opted in to the MCSAA.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Principal Investment Strategies — Restricted Securities, Including Securities of Private Companies (Page 11)

15. This section describes the Fund’s private investments. Please explain to us whether the Fund will invest in any hedge funds and/or private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act. We may have additional comments after reviewing your response.

In response to the Staff’s comment, the Fund confirms that it will not invest in any hedge funds and/or private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act.

Management of the Fund — Directors and Officers (Page 18)

16. We note that much of the information for this section will be provided in a subsequent amendment to the registration statement. Please ensure that the amendment includes all information required by Item 18 of Form N-2 regarding the Fund’s directors including, for each individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund. See Item 18.17 of Form N-2.

In response to the Staff’s comment, the Fund has included substantially all information required by Item 18 of Form N-2 regarding the Fund’s directors including, for each individual director, a discussion of the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund and will include any remaining information required in a subsequent amendment.

GENERAL COMMENTS

17. Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund’s offering.

In response to the Staff’s comment, the Fund submits that pursuant to FINRA Rule 5110(b)(8)(C), this offering qualifies for an exemption from FINRA filing because the securities offered are “securities of any “closed-end” investment company as defined in Section 5(a)(2) of the Investment Company Act that: (i) makes periodic repurchase offers pursuant to Rule 23c-3(b) under of the Investment Company Act; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C.”

18. We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

In response to the Staff’s comment, the Fund acknowledges that the Staff may have additional comments on portions of the Registration Statement as they are completed and updated by amendment, on responses provided to the Staff’s comment letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

19. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

In response to the Staff’s comment, the Fund does not intend to omit information from the form of prospectus included with the registration statement that is declared effective. However, to the extent such expectation changes, the Fund confirms it will identify the omitted information to the Staff supplementally, preferably before filing the pre-effective amendment.

20. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

In response to the Staff’s comment, the Fund confirms that it filed an application on December 18, 2017 seeking an order from the Commission (i) pursuant to Section 6(c) of the Investment Company Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Investment Company Act; (ii) pursuant to Sections 6(c) and 23(c) of the Investment Company Act, for an exemption from Rule 23c-3 of the Investment Company Act; and (iii) pursuant to Section 17(d) of the Investment Company Act and Rule 17d-1 under the Investment Company Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and shareholder services fees with respect to certain classes.

In addition, the Adviser filed an application on November 7, 2017 seeking an order from the Commission pursuant to Sections 17(d), 57(i) and Rule 17d-1 of the Investment Company Act, for an exemption from Sections 17(d) and 57(a)(4) of the Investment Company Act to permit certain funds to engage in certain joint transactions where such participation would otherwise be prohibited. Though the Fund was not named in the application, the application applies to future regulated funds advised by the Adviser.

21. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In response to the Staff’s comment, the Fund acknowledges that responses to its comment will be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act and that if no change will be made in the filing in response to a comment, the Fund has indicated this fact herein and briefly stated the basis for the Fund’s position.

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Please call me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ RAJIB CHANDA